UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A#2

Under the Securities Exchange Act of 1934

Conifer Holdings, Inc.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

20731J102
(CUSIP Number)

Clarkston Ventures, LLC 91 West Long Lake Road Bloomfield Hills, MI 48304 (248) 205-2254
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20731J102	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Clarkston Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,785,643
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,785,643
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,785,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.78%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP No. 20731J102	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeffrey A. Hakala
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,785,643
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,785,643
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,785,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.78%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 20731J102	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gerald W. Hakala
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,785,643
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,785,643
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,785,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.78%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 20731J102	SCHEDULE 13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Salvatore F. Gianino, Trustee of the Salvatore F. Gianino and Mary L. Gianino Joint Revocable Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ X ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,785,643
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,785,643
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,785,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.78%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 20731J102	SCHEDULE 13D	Page 6 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed with respect to shares of Common Stock issued by Conifer Holdings, Inc., whose principal executive offices are at 550 West Merrill Street, Suite 200, Birmingham, MI 48009.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed with respect to shares of the Issuer’s Common Stock held by Clarkston Ventures, LLC. Jeffrey A. Hakala, Gerald W. Hakala, and Salvatore Gianino, Trustee of the Salvatore F. Gianino and Mary L. Gianino Joint Revocable Living Trust dated September 21, 2017 (the Individual Members) are the members of Clarkston Ventures, LLC and are each deemed to have beneficial ownership over the Issuer’s Common Stock owned by Clarkston Ventures, LLC. Together with Clarkston Ventures, LLC, the Individual Members comprise a group within the meaning of Section 13(d)(3) of the Act.

(b)	The business address for each Reporting Person is 91 West Long Lake Road, Bloomfield Hills, MI 48304.

(c)	Clarkston Ventures, LLC is a private special purpose vehicle. See also Item 2(a) above.

(d)	During the last five years, none of the Individual Members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). This Item 2(d) does not apply to Clarkston Ventures, LLC, per general instruction C to this Schedule 13D.

(e)	During the last five years, none of the Individual Members has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with resect to such laws. This Item 2(e) does not apply to Clarkston Ventures, LLC, per general instruction C to this Schedule 13D.

(f)	Clarkston Ventures, LLC is a Michigan limited liability company. Each of the Individual Members is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

Clarkston Ventures, LLC purchased 178,392 shares of Common Stock on August 13, 2019 for $3.75 per share, and 14,877 shares of Common Stock on August 14, 2019 for $3.75 per share, in each case in open market transactions using working capital of Clarkston Ventures, LLC.

CUSIP No. 20731J102	SCHEDULE 13D	Page 7 of 8 Pages

Item 4.	Purpose of Transaction

Clarkston Ventures, LLC purchased its 1,785,643 shares of Common Stock of the Issuer for investment purposes. Clarkston Ventures, LLC is a private special purpose vehicle and is not an operating company or public company.

Item 5.	Interest in Securities of the Issuer

(a)	As of the time of this filing, Clarkston Ventures, LLC owns 1,785,643 shares of the Issuer’s Common Stock, or an 18.78% ownership interest of the Issuer’s Common Stock. For the Individual Members, who together with Clarkston Ventures, LLC comprise a group within the meaning of Section 13(d)(3) of the Act, see Item 2(a) above.

(b)	See Item 2(a) above.

(c)	See Item 3 above.

(d)	N/A.

(e)	N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 20731J102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/15/2019
Dated
/s/ Jeffrey A. Hakala
Signature
Jeffrey A. Hakala, Member
Name/Title